Exhibit b.2

April 18, 2006

Mr. Scott Rosen

Taxi Holdings Corp.

c/o Wellspring Capital Management

Lever House

390 Park Avenue

New York, NY 10022

Re:	$39,500,000.00 Sale/Leaseback for Checkers Drive-In Restaurants, Inc. and Rally’s of Ohio, Inc. (the “Sale/Leaseback”)

Dear Mr. Rosen:

CNL Restaurant Capital, LP (the “Company”), a subsidiary of Trustreet Properties, Inc., hereby issues this commitment letter (“Commitment”) to the addressee by which it agrees to enter, or cause an affiliate to enter, into sale-leaseback transactions with Checkers Drive-In Restaurants, Inc. and Rally’s of Ohio, Inc. (collectively, “Seller/Lessee”) for Thirty Nine Million Five Hundred Thousand Dollars ($39,500,000.00) (provided that such amount may be appropriately reduced in the event any single Property is excluded from the transaction in accordance with the express terms and conditions hereof). Checkers Drive-In Restaurants, Inc. will be the tenant in all leaseback transactions. The properties described on Exhibit A attached hereto are to be purchased by the Company, including each site and any buildings located at the site, but excluding all inventory, equipment and other personal property at the site (except for equipment necessary for the operation of the building, as opposed to operation of the restaurant, e.g., plumbing, HVAC systems), and shall to continue to be operated as Checkers or Rally’s restaurants (each a “Property” and collectively the “Properties”). Seller/Lessee agrees that this Commitment is subject to the Properties being made available for acquisition and leaseback within the time periods and subject to the terms and conditions set forth herein.

This Commitment provides funding for the acquisition of the Properties beginning as of the date set forth above and shall expire on August 16, 2006. Funding under this Commitment and the obligations of the Company hereunder are both expressly conditioned upon reasonable approval of each Property by the Company within fifteen (15) days of receipt of complete due diligence materials described elsewhere herein, and based on generally applicable underwriting standards, a physical inspection of the Property and a review of the information to be provided to the Company by Seller/Lessee as specified in the following paragraph and other sections of this Commitment. The addressee may terminate this Commitment at any time without liability; provided, that the addressee shall be obligated to reimburse the Company or any third-party vendors, including the Company’s legal counsel, for expenses as described in Paragraph 1 of this Commitment. The Company and the Seller/Lessee shall exert their best efforts to close the sale-leaseback transactions contemplated by this Commitment concurrently with the purchase of Checkers Drive-In Restaurants, Inc. by Wellspring Capital Management or entities controlled by them.

Seller/Lessee shall provide, to the extent such information is in Seller/Lessee’s possession for each Property, complete site information and trade area analyses, including a demographic profile of the trade area, maps indicating the Property location and competition within the trade area, traffic generation information, and photographs of the Property. The Company shall have fifteen (15) days

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after receipt of the due diligence materials described more particularly in Paragraph 6 herein, but also including the physical inspections of the property to be conducted by the Company, in which to reject any Property on the basis of such information by written notification to Seller/Lessee, solely on the basis that such due diligence review reveals a material defect in such Property. Failure to provide such notification by the Company shall be deemed an approval of the furnished information for purposes of Company’s determination of the acceptability of the Property.

This Commitment is made subject to the following terms and conditions:

1. Purchase Price. The Purchase Price allocation for each Property shall be (i) designated by the Company, (ii) mutually acceptable to the Company and Seller/Lessee, (iii) subject to the total amount of this Commitment, and (iv) subject to meeting the due diligence standards set out in Paragraph 6 of this Commitment.1 All reasonable and actual Company acquisition costs incurred in connection with this transaction shall be paid by Seller/Lessee, but the Company will permit Seller/Lessee to include them in the Purchase Price so that the costs will be funded at closing out of the Sale/Leaseback proceeds. Should any of the transactions contemplated by this Commitment fail to close due to the Property’s failure to meet the criteria set forth in this Commitment, Seller/Lessee’s failure to comply with the terms of this Commitment, or Seller/Lessee’s election not to proceed (for any reason other than a default by the Company), Seller/Lessee shall reimburse Company and any third-party vendors for all reasonable and actual out-of-pocket expenses in connection therewith. Company acquisition costs will include an unrelated third-party appraisal fee of approximately $2,450.00, an ASTM Phase I Environmental Audit of the Property costing approximately $2,850.00, a lease fee equal to one-half of one percent (.50%) of the Purchase Price, payable if and when the Closing occurs, travel and lodging expenses (not to exceed $500.00 per site) related to the physical inspection of each Property by a Company representative, and related miscellaneous out-of-pocket expenses such as Federal Express and flood search charges. Seller/Lessee’s closing costs that may also be included in the Purchase Price include title insurance premiums, transfer taxes or stamps, survey costs, environmental reports, recording fees and other closing costs. The parties acknowledge that the Company has made arrangements with its service providers to delay payment until Closing. The Company shall be responsible for its own legal fees and any other of its expenses not provided for in this Commitment.

2. Contract for Purchase and Sale. Prior to the closing of the Sale/Leaseback, the Company and Seller/Lessee shall enter into a contract for purchase and sale consistent with this Commitment and containing such commercially reasonable representations and warranties that may be required by the Company and agreed to by Seller/Lessee.

3. Lease. The lease agreements to be entered into between the Company and Seller/Lessee (each a “Lease” and collectively the “Leases”) shall be in form reasonably acceptable to both parties. The parties acknowledge that lenders of Seller/Lessee may from time to time request revisions or additions to the Lease form and certain estoppel certificates relating thereto from the Company, and the Company agrees to negotiate in good faith with the Seller/Lessee’s lender to meet such requests. The Leases shall not contain any financial covenants relating to Seller/Lessee. Each Lease shall include the following provisions:

A. Term. The primary term of the Lease will be twenty (20) years with two (2) successive ten (10) year renewal options. Each option period shall be priced at Fair Market Value and would require written notice by Seller/Lessee to the Company of its intention to

[1]	The Company and Seller/Lessee agree to cooperate in allocating a larger portion of the rent expense to more profitable locations.

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renew to become operative. The Effective Date of the Lease will be the date of closing. If the Effective Date is the first day of a calendar month, then the Lease shall terminate twenty (20) years thereafter. If the Effective Date is the not the first day of a calendar month, then the Lease termination date shall be the last day of the calendar month following the twenty (20) year anniversary of the Effective Date. The Company will consider shorter primary lease terms in order to comply with the useful life rules of accounting, however reductions of more than 3 years may require an adjustment in the Base Lease Rate.

Seller/Lessee acknowledges that the Base Lease Rate and the purchase price contemplated by this commitment are based on the assumption that the Properties to be purchased by the Company have no adverse physical characteristics, excessive deferred maintenance, recognized environmental conditions, or adverse title or zoning conditions that, in the Company’s determination, affect the marketability or functional utility of the Property. In the event that the Company’s due diligence discloses a material defect contrary to such assumptions, the Company reserves the right to decline to purchase the applicable Property, or if acceptable to the Seller/Lessee, to adjust the Base Lease Rate or Purchase Price of the Property to reflect such conditions.

B. Rent. The Annual Rent under the Lease shall be the product of the Base Lease Rate, as defined hereafter, multiplied by the Purchase Price of the Property. Provided that the closing occurs prior to July 15, 2006, the Base Lease Rate shall be (i) 6.75% for lease months 1-12, (ii) 7.15% for lease months 13-24, (iii) 7.55% for lease months 25-36, (iv) 7.95% for lease months 37-48 and (v) 8.35% for lease months 49-60, as measured from the Effective Date of the Lease. In the event the closing occurs after July 15, 2006, the Company reserves the right to adjust the Base Lease Rate to reflect current market conditions. Annual Rent shall be increased at the end of the sixtieth (60th) month after the Effective Date and at the end of each twelve (12) month period thereafter (including and any extensions of the Lease term) by the lesser of (i) the increase in Consumer Price Index (CPI) and (ii) one and one-half percent (1.50%) of the Annual Rent paid during the immediately preceding Lease Year.

Annual Rent will be payable in equal advance monthly installments on the first day of each month by electronic funds transfer, initiated by the Company; provided, however, that in the event the Company sells the property and assigns the Lease to an unrelated third party, Seller/Lessee shall no longer be required to pay via electronic fund transfers for the property sold and assigned.

At least one hundred eighty (180) days in advance of each Lease expiration date, the Company shall notify Seller/Lessee of its determination of Fair Market Value to be used as the renewal rent. Should Seller/Lessee dispute the Company’s determination of Fair Market Value, Seller/Lessee shall be entitled to so notify the Company, after which the parties will have until ninety days (90) prior to the Lease expiration date during which to negotiate in good faith towards a renewal rent reasonably agreeable to both parties. If the parties cannot come to agreement on or before ninety days (90) prior to the Lease expiration date, the dispute will be submitted to a binding appraisal process.

C. Rent Adjustment In The Event Of Sale. In the event that the Company sells the Property and assigns the lease to an unrelated third party at any time during the first four Lease Years, the Base Lease Rate will be adjusted to 8.35%, effective the day of closing of said sale and assignment. Upon the close of escrow and assignment of lease, the Company shall pay to the Lessee, in one lump sum payment, an amount equal to the difference between

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the total of all scheduled Annual Rent payments as outlined in Paragraph 3B above, and the total of all scheduled Annual Rent payments calculated with a Base Lease Rate of 8.35%, all for the period running from the date of the closing of the sale through the 48th lease month. For purposes of this paragraph, the terms “unrelated third party” shall not include the sale or transfer of the Property or any interest therein in connection with any transfer to any affiliate of the Company or other Trustreet entity, or securitization of the lease by the Company.2

D. Late Charges. A late charge in the amount of three and one-half percent (3.5%) of the amount due shall be payable with respect to any payment due under the Lease which is received more than ten (10) days after the due date. In addition to any late charge, in the event the Company does not receive rent within ten (10) days after the due date, interest shall be due and payable with respect to such payment from the expiration of the ten (10) day grace period until the Company receives such payment at the lesser of (a) 12% or (b) the highest rate allowable by law.

E. Insurance, Taxes, Utilities, Maintenance and Repairs. The Lease shall be absolutely triple net. Accordingly, Seller/Lessee shall pay all taxes and assessments, utilities, maintenance costs, repair costs, the costs of replacing obsolete components, and insurance costs applicable to both the Property and any equipment thereon. Seller/Lessee will be required to maintain the Property and all components thereof to a standard that complies with the Lease. Seller/Lessee shall provide satisfactory evidence of insurance coverage in forms and amounts as reasonably acceptable to the Company and consistent with forms and amounts of insurance coverage accepted by the Company in prior transactions between the Company and Seller/Lessee. The forms and amounts of acceptable coverage will be set out in detail in the Lease.

F. Assignability/Mortgageability of Lease Interest. Seller/Lessee shall have the full and free right without the Company’s approval, written or otherwise, to sublet, assign, hypothecate or otherwise transfer its interest in the Lease and premises described therein, provided, however, that the Property shall be used only as described in Paragraph 3H below (a “Transfer”).3 In the event of any permitted sublease to a franchisee for rent not less than the rent provided for in the applicable lease, the subtenant shall be entitled to a non-disturbance agreement from the Company stating that in the event of Lease termination due to default by Seller/Lessee, the subtenant shall be entitled to enter into a new lease directly with the Company on substantially the same terms as the Lease. Following an assignment, the Company shall release Seller/Lessee from its obligations under the Lease if the assignee’s financial qualifications are at least as strong as the financial qualifications of Seller/Lessee at the time the Lease is entered into or if the assignee’s financial qualifications otherwise meet the reasonable approval of the Company. In connection with and prior to any Transfer, Seller/Lessee shall give the Company written notice of such a Transfer together with (i) a copy of the assignment or subletting documents, and the name, address and telephone number of the assignee or sublet tenant and (ii) a new insurance policy and binder naming the assignee or sublet tenant operator and occupant of the Property. The Company may assign its rights under the Lease without Seller/Lessee’s consent. The Lease shall contain customary leasehold mortgagee protections.

[2]	Provision subject to review by Seller/Lessee’s accountants. Seller may need to switch to Option A if required for operating lease treatment.
[3]	Note: no guaranty is necessary in the lease because the operating company will remain the lessee.

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G. Condemnation. The Company shall make proceeds from any condemnation proceedings available to restore the Property. The Company shall be entitled to any excess proceeds, provided that there shall be an equitable adjustment to the rent, however no rent abatement will be required when the Tenant’s use of the property is not affected by the taking.

H. Conduct of Business. The use of the Property shall be limited to the operation of a restaurant or any other lawful use. The lease will contain a continuous operation covenant; however, the tenant will be permitted to “go dark” for (i) casualty, condemnation or a Force Majeure Event (as defined in Paragraph 14) or (ii) for a period of up to six months provided that Seller/Lessee shall be required to continue to comply with all obligations under the Lease, including, without limitation, requirements to maintain the property. Tenant may utilize the “go dark” period described in clause (i) of the prior sentence as necessary, but may utilize the “go dark” period described in clause (ii) of the prior sentence no more than once in any 3 year period. In the event that Seller/Lessee fails to resume operations after a go dark period, landlord reserves the right to market the property to alternative users and, if necessary, terminate the Lease, subject to payment of damages by the Seller/Lessee equal to the difference between rent under the Lease and the new rent paid to the Company under a new lease. Seller/Lessee shall at all times maintain the Property and operate its business in all material respects in compliance with all applicable regulations and requirements of all county, municipal, state, federal and other governmental authorities, and instruments of record affecting the Property which are now in force or which are enacted during the term of the Lease.

I. Form of Entity. Seller/Lessee must be duly formed and in good standing under the laws of the state of its formation and, if it is a foreign entity, it shall be qualified to do business in the state where the Property is located.

J. Seller/Lessee Financing. In connection with Seller/Lessee’s financing of inventory, furnishings, fixtures and equipment (collectively “Equipment”), the Company agrees to subordinate, or to waive if required by any entity providing such financing to Seller/Lessee (the “Lender”), any statutory or common law “landlord’s lien” to which it may be entitled, and agrees to execute any documents requested by the Lender to evidence such subordination or waiver, provided that the form and content of any such subordination or waiver are reasonably satisfactory to the Company and its counsel. As part of such subordination or waiver, the Company agrees to permit such Lender to store equipment at the Property for a period not exceeding sixty (60) days (or the Company may remove such stored equipment at Lender’s expense), or to remove all equipment from the Property following reasonable notice to the Company, provided that Lender restores the Property and repairs all damage caused by such removal.

K. Company Financing. Seller/Lessee will be entitled to non-disturbance protection with regard to any financing by the Company of its interest in the Leases.

L. Cross Default. The Company and Seller/Lessee shall enter into a side agreement (the “Cross-Default Agreement”) that shall provide that a payment default in any of Seller/Lessee’s Leases with the Company, with the payment amount in default exceeding $25,000, or a series of payment defaults in any of Seller/Lessee’s Leases with the Company where the total payment amount in default exceeds $25,000, which remains uncured for a period of thirty (30) days or more shall constitute a default in all other Leases contemplated by this Commitment. In the event of any such default, Company shall be entitled to the

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default interest rate specified in the applicable leases during the term of any such default, and any of Seller/Lessee’s monies deposited with Company shall be immediately and irrevocably assigned to Company to apply to the obligations in any manner the Company deems necessary. This Cross-Default Agreement shall no longer apply to any Lease upon the earlier of (i) the sale of the Property and assignment of the Lease by the Company to an unrelated third party (ii) the end of the fourth (4th) lease year; provided there have been no prior payment defaults exceeding the $25,000 limit set in this Paragraph 3L; (iii) an assignment of the Lease by Seller/Lessee to an unrelated third party.

M. Reporting. Seller/Lessee shall, during the term of the Lease and any extensions thereto: (i) keep books and records reflecting its financial condition including, but not limited to, the operation of the Property in accordance with generally accepted accounting principles consistently applied; (ii) furnish to the Company within forty-five (45) days after the end of each fiscal quarter except the fourth (4th) quarter of Seller/Lessee an un-audited financial statement of Seller/Lessee and an statement of income (including store level sales reported on a monthly basis) and expenses of the Property; (iii) furnish to Company within one hundred twenty (120) days after the end of each fiscal year, current signed fiscal year-end audited statements of Tenant (including an annual balance sheet, a profit/loss statement, statement of cash flows and footnotes), and a fiscal year-end statement of income and expenses of the Premises. The Company shall have the right, from time to time during normal business hours upon reasonable prior notice, to examine such books, records and accounts at the offices of Seller/Lessee or other entity as is maintaining such books, records and accounts, and to make such copies or extracts thereof as the Company shall reasonably request. In the event the Company seeks to securitize or otherwise transfer the Lease, then, (upon request of the Company) Seller/Lessee agrees to cooperate with the Company in providing such information as would be reasonably required for the transaction, including but not limited to income and expense statements for the Property. The Company shall maintain confidentiality and not disclose such information to third parties except (i) as may be required, in the Company’s reasonable judgment, for the exercise of the Company’s rights under this Lease, as may be required by Law, (ii) for disclosure in confidence to prospective lenders or purchasers or (iii) for purposes of a net lease securitization.

N. Sale and/or Securitization. The Company reserves the right to assign, transfer, participate, pledge, hypothecate or encumber, or any combination thereof, all or any part of the Company’s interest in this Commitment or any of the collateral and security instruments and documents mentioned herein without Seller/Lessee’s consent, provided that (i) the Company remains obligated to close the Sale/Leaseback under all of the terms and conditions of this Commitment in the event that any such transferee fails to close for any reason whatsoever and (ii) there shall be no additional cost to Seller/Lessee as a result of any transfer by the Company. Without limiting the generality of the foregoing, Seller/Lessee acknowledges that this Commitment is being offered by Company as part of an investment sale/lease securitization program. Seller/Lessee agrees to cooperate in good faith with the Company’s reasonable requests relating to the sale or securitization program process and requirements and agrees and acknowledges that all information relating to Seller/Lessee, the Commitment and Lease may be made available by the Company to purchasers of the property or participants in a lease securitization (provided that all non-public information may only be disclosed upon the reasonable consent of Seller/Lessee), and Seller/Lessee agrees to assist the Company in completing any documents reasonably necessary to accomplish any such transfer and/or securitization transaction. Seller/Lessee hereby authorizes the Company to provide any information regarding Seller/Lessee in all reports required as part of a lease securitization program or by any governmental body regulating the Company.

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4. Adverse Conditions. This Commitment shall be contingent upon no material adverse change in the financial condition of Seller/Lessee or the occurrence of any event which may, in the Company’s reasonable judgment, have a material adverse effect upon Seller/Lessee. The Company shall have the right to review quarterly un-audited statements of Seller/Lessee, along with any other financial information the Company may reasonably require.

5. Documents. The Company’s counsel will prepare a first draft of all leases, purchase agreements, and related documents within ten (10) business days of the date hereof, after which the Company and Seller/Lessee shall negotiate in good faith towards agreement on mutually acceptable form and content of all documents.

6. Required Due Diligence. Seller/Lessee must submit or cause to be submitted to the Company or the Company shall have otherwise received the following documents or information in form and substance satisfactory to the Company, and the Company will use its best efforts to review such documents and information and to prepare closing documentation in a timely manner. Failure to furnish any of this information in a timely manner will delay the closing. The Company shall have received and approved:

A. Seller/Lessee shall promptly order an ALTA Owner’s Form of Title Insurance Commitment in the amount of the Purchase Price issued by a National Division Office of LandAmerica Title Insurance Corporation, First American Title Insurance Company, or another title insurance company acceptable to the Company. The title insurance commitment shall provide for extended coverage and any necessary title endorsements reasonably required by Company’s counsel, and title shall be subject to no material exceptions, unless approved in writing by the Company prior to closing.

B. The Company shall promptly order an appraisal completed by an appraiser selected by the Company, whose reasonable appraisal costs shall be paid by Seller/Lessee.

C. The Company shall promptly order a current (dated not more than 180 days prior to closing) Phase I environmental assessment report prepared by Environmental Management Group, Inc. according to ASTM standards, approved by and certified to the Company and its affiliates in accordance with the Company’s certification instructions and stating among other things, that:

(i) There is a low likelihood of the existence on the Property of the presence beyond minimum action levels of petroleum, petrochemical, toxic or other hazardous substances, including mold, mildew, and other airborne contaminants.

(ii) The Property is not identified on any local, state or federal register as a site containing or potentially containing any hazardous waste or toxic material beyond minimum action levels;

(iii) Nothing in the public records discloses a condition or circumstance with respect to the Property which may require or may hereafter require a clean-up, removal or other remedial action or response which could subject an owner of the Property to any damages, penalties, claims, costs, or expenses;

(iv) Based on an actual inspection of the Property and a review of available public records it does not appear that tanks or other facilities (including, but

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not limited to, petroleum, petrochemical or hazardous waste storage tanks or other facilities) are presently (or have ever been unless removed in accordance with law and with no further action recommended by the applicable governmental authority) located on, under or at the Property.

The firm providing the Phase I report or audit shall deliver to the Company (a) a copy of their errors and omissions liability coverage policy, which shall be in an amount which is not less than Two Million Dollars ($2,000,000.00); (b) a statement describing any pending or threatened litigation against such firm; and (c) a resume of the engineers preparing such report or audit.

D. A copy of the most recent Property real estate tax bill and a copy of the paid receipt therefor.

E. Five (5) copies of a current (within 90 days prior to closing) survey of the Property certified to the Company and/or its affiliates (as directed by the Company) and the title company, which survey was prepared by a registered surveyor acceptable to the title company issuing the title commitment. The survey must show all existing improvements on the Property, all setback lines, all easements and utility lines, and shall reveal no material encroachments, unless waived by the Company.

F. Certificates of insurance evidencing liability casualty insurance coverage in the form and amounts required above.

G. If Seller/Lessee is other than an individual, such documentation as is necessary to evidence the fact that it is validly organized and in good standing under the laws of the state of its formation and that it is authorized to do business in the state where the Property is located, together with such resolutions or approvals as are required for it to enter into this Commitment and to consummate the transactions contemplated hereby.

H. A copy of Seller/Lessee’s equipment financing documents relating to and encumbering the Property, if any, together with a list of all items financed by the equipment lender/lessor.

I. If Seller/Lessee presently owns the Property and the Property has existing improvements, Seller/Lessee shall furnish, to the extent such information is readily available, copies of deeds, closing statements, construction contracts and other information showing Seller/Lessee’s original cost of the Property. If existing improvements are to be renovated on the Property, then Seller/Lessee shall furnish such previously listed information showing the original cost of the Property plus final construction contracts for the construction/renovation of the Property. Such bids are to be submitted on the Company’s form and shall include all impact fees, site development costs, and soft costs. The final general construction contract shall contain provisions for (i) ten percent (10%) retainage, and (ii) contractor’s submission to the Company of all underlying contracts, invoices and releases with or from material-men and sub-contractors.

J. Copies of all necessary governmental permits, licenses and approvals required to construct or operate the Property as a Checkers or Rally’s restaurant (including without limitation, the liquor license (if applicable) and the certificate of occupancy or equivalent, issued by the applicable governmental authority).

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K. To the extent such information is readily available, other information or documentation as the Company might reasonably request as a prudent purchaser in order to finalize the transactions contemplated hereby and to comply with the requirements of all local, state and federal agencies, and all regulations and laws to which the Company and its affiliates are subject.

7. Opinion of Counsel. As a condition to closing, Company’s counsel shall require the opinion of Seller/Lessee’s counsel as to such matters as Company’s counsel reasonably may deem appropriate, including but not limited to:

A. Seller/Lessee is duly organized and validly existing under the laws of the state of its formation; has the power and its representatives have been duly authorized to enter into the transactions contemplated by this Commitment; and all necessary approvals required to consummate the transactions contemplated hereby have been obtained.

B. To the knowledge of counsel, there is no threatened or pending litigation relating to Seller/Lessee or any affiliate of Seller/Lessee which might affect either the sale or lease of the Property, or the operation of the contemplated business therein, or which might have a material adverse affect upon the financial condition of Seller/Lessee.

C. To the knowledge of counsel, Seller/Lessee is not in violation of any agreement, law, ordinance, regulation, ruling, court order or other governmental enactment regarding the Property and that consummation of the transactions contemplated hereby will not place Seller/Lessee in violation of any such matter.

D. All documents executed by Seller/Lessee in connection with the closing have been duly executed and delivered, constitute valid and binding obligations of Seller/Lessee, and are enforceable according to their terms.

8. Closing. At each closing, Seller/Lessee shall execute and/or deliver to the Company all documents, monies, instruments and other items required by this Commitment. The Company’s obligation to close is conditioned upon its receipt and approval, in its reasonable discretion, of all such documents, monies, instruments and items.

9. Applicable Law. This Commitment shall be construed in accordance with the laws of the State of Florida. It is agreed that time shall be of the essence all terms and provisions of this Commitment.

10. Not a Security Arrangement. The parties hereto acknowledge and agree that the contemplated transactions are not intended as a security arrangement or financing by real property, but rather shall be construed for all purposes as true leases. To the extent commercially reasonable, the Company will cooperate in obtaining operating lease treatment, including making any modifications to Lease terms requested by Seller/Lessee to ensure that Seller/Lessee’s accountants and auditors approve operating lease treatment. To the extent that such changes materially and adversely affect the economics of the Sale/Leaseback for the Company, the Company reserves the right to adjust the Base Lease Rate to reflect such changes.

11. Commitment Period. This Commitment shall expire unless, on or before ten (10) business days from the date of this Commitment set forth above, this Commitment is accepted and returned to the Company.

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12. Brokerage. The Company represents and warrants that it has not engaged any broker with respect to this Commitment or the sale of Properties by Seller/Lessee to the Company or the leaseback thereof. Seller/Lessee likewise warrants that it has not engaged any brokers other than Morgan Keegan and further indemnifies the Company against any written, verbal, actual, or implied commissions which may be due or found to be due by a competent court. In the event any brokerage fee or commission is payable to any person in connection with the transactions contemplated herein, Seller/Lessee shall be responsible for paying such fee(s).

13. Assignment of Commitment. This Commitment is not assignable by Seller/Lessee. The Company may assign this Commitment in whole or part to an affiliate of the Company without Seller/Lessee’s consent.

14. Force Majeure. In the event of the occurrence of an act of God, war (declared or undeclared), government regulation, terrorism, disaster, strike, civil disorder, curtailment of transportation facilities, material disruption of the REIT or capital markets, or similar occurrence beyond the control of the Company (a “Force Majeure Event”) that would prohibit the Company’s access to sufficient capital to perform its obligations under this Commitment, the Company shall not be required to consummate the transactions contemplated by this Commitment until such time as such Force Majeure Event has ceased; provided, that if this Commitment shall expire during the pendency of such Force Majeure Event, then (i) the expiration date of this Commitment shall be extended until ten (10) business days after the cessation of such Force Majeure Event and (ii) Seller/Lessee may terminate this Commitment without liability upon written notice to the Company within 10 days of such occurrence, the expiration date of this Commitment (provided a Force Majeure Event has occurred) or receipt of notice of any of the above occurrences, whichever is latest.

15. Special Conditions. This Commitment and the Company’s obligation to fund hereunder are conditioned on:

A. The Company’s approval of Seller/Lessee’s final capital structure, provided that the Company has approved the pro forma capital structure previously disclosed to the Company;

B. Approval of the transactions by the Company’s warehouse lending facilities within ten (10) days of the date hereof;

C. Approval of the transaction by the Company’s Board of Directors within ten (10) days of the date hereof.

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If this Commitment is acceptable to you, please sign in the space provided below and return one executed original letter to my office. Following receipt of the executed Commitment, I shall instruct our legal counsel to prepare definitive documents consistent with the foregoing terms and conditions. If you have any questions, please do not hesitate to call me.

Very truly yours,

CNL RESTAURANT CAPITAL, LP

By:	/s/ John L. Farren
John L. Farren
Senior Vice President

ACCEPTED AND AGREED:

AS TO SELLER/LESSEE

TAXI HOLDINGS CORP.

By:	/s/ Alexander E. Carles
Name:	Alexander E. Carles
As its:	Vice President, Secretary and Treasurer
Date:	4/18/2006

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Exhibit A

Properties

Store Number and Address
1	C106 - 1615 E Hillsborough Ave - 33310 - OPEN
2	C131 - 6401 PARK BLVD - 34665 - OPEN
3	C151 - 7415 STATE RD 54 - 34652 - OPEN
4	C158 - 1501 US HWY 19 - 34691 - OPEN
5	C160 - 6730 CENTRAL AVE - 33710 - OPEN
6	0205 - 1520 NORTH SHADELAND DRIVE - 46219 - OPEN
7	0207 - 3855 NORTH POST ROAD - 46226 - OPEN
8	0209 - 3102 EAST WASHINGTON ST. - 46201 - OPEN
9	0211 - 3811 NORTH COLLEGE - 46208 - OPEN
10	C239 - 590 E OAKLAND PARK BLVD - 33311 - OPEN
11	0245 - 400 SOUTH MADISON - 47305 - OPEN
12	0246 - 2306 WEST SYCAMORE STREET - 46901 - OPEN
13	C252 - 8357 N LOCKWOOD RIDGE RD - 34243 - OPEN
14	C258 - 820 E 49TH ST - 330132036 - OPEN
15	C265 - 6171 HOLLYWOOD BLVD - 33024 - OPEN
16	C317 - 1149 S STATE RD 7 - 33317 - OPEN
17	0325 - 5225 MADISON ROAD - 45227 - OPEN
18	0335 - 1855 QUEEN CITY AVENUE - 45214 - OPEN
19	0336 - 11620 LEBANON ROAD - 45241 - OPEN
20	C353 - 18100 NW 2ND AVE - 33179 - OPEN
21	C386 - 5400 W OAKLAND PARK BLVD - 33313 - OPEN
22	0425 - 3555 GENERAL DEGAULLE - 70114 - OPEN
23	C439 - 2701 W BROWARD BLVD - 33308 - OPEN
24	C481 - 2008 OREGON AVE. - 19145 - OPEN
25	0570 - 8917 JOSEPH CAMPAU - 48212 - OPEN
26	0571 - 855 EAST FIFTH AVENUE - 48502 - OPEN
27	0619 - 1005 NORTH MAIN ST - 43402 - OPEN
28	0621 - 609 EAST STATE RD - 43420 - OPEN
29	6179 - 8199 U.S. Highway 19 - 337811744 - OPEN
30	6182 - 1509 MANHATTAN STREET - 70058 - OPEN
31	6184 - 2201 S. CLAIRBORNE BLVD - 70125 - OPEN
32	6201 - 7809 LEM TURNER HIGHWAY - 32208 - OPEN
33	6203 - 853 BLANDING BLVD - 32065 - OPEN
34	6204 - 11361 BEACH BLVD - 32246 - OPEN
35	6221 0181 - 938 W. STATELINE ROAD - 38671 - OPEN
36	6222 0182 - 3605 ELVIS PRESELEY BLVD - 38116 - OPEN
37	NA - To be determined location in Daytona Beach, FL